UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2019

Commission File No.: 001-37678

SPI ENERGY CO., LTD.

Suite 2703, 27/F, China Resources Building
26 Harbour Road, Wan Chai
Hong Kong SAR, China
(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Other Information

On January 17, 2019 SPI Energy Co., Ltd. (the “Company”) entered into definitive agreements for an approximately $7.6 million private placement. Exhibit 99.1 is a copy of the press release announcing entry into the agreements.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release dated January 17, 2019

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 17, 2019

SPI ENERGY CO., LTD.

By: /s/ Xiaofeng Peng
Name: Xiaofeng Peng
Title: Chief Executive Officer

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